September 22, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:       Form RW (Request for Withdrawal)
Ohio Valley Electric Corporation
Form U-1
File No. 70-10327
Filed July 29, 2005
Accession Number: 0000004904-05-000204

Ladies and Gentlemen:

On July 29, 2005, as a result of using the designation “U-1” rather than “POS AMC” in the submission header of the electronic filing, we inadvertently filed Post-Effective Amendment No. 3 to File No. 70-10160 as a new Form U-1, which was given the new File No. 70-10327. I hereby request the withdrawal of the above-referenced filing.

The Post-Effective Amendment was appropriately filed under File No. 70-10160 on August 18, 2005, accession number 0000004904-05-000253.

If you have any questions in connection with this request for withdrawal, please contact David C. House, counsel to the registrant at (614) 716-1630.

Sincerely,

Ohio Valley Electric Corporation

By: /s/ David L. Hart
Vice President